Filed by InterPrivate III Financial Partners Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: InterPrivate III Financial Partners Inc.

Commission File No.: 001-40151

Company Name: Aspiration, Inc.

Event: KBW Fintech Payments Conference

Date: March 3, 2022

Billy Spute, Director, KBW

Good afternoon, everybody. I’m Billy Spute in the Fintech Investment Banking Group at KBW. I want to welcome Andrei to today’s fireside chat, Andrei Cherny, CEO and Co-Founder of Aspiration. Before we get started, I do need to mention that Aspiration is a current investment banking client of KBW. And now that I’ve done that, Andrei maybe to kick things off, we’ve had two full days before this one of panels and lots of neobanks presenting, lots of banking backgrounds, technology backgrounds, marketing backgrounds. I’m not going to steal your thunder, but yours is very different. Why don’t you talk about what you did up until Aspiration?

Andrei Cherny, Chief Executive Officer and Co-Founder

I’ve had a varied career, I’ve done a whole bunch of things. I was doing strategic consulting, including for a lot of large financial service companies, for most of the decade before we started Aspiration. Before that, I was a financial fraud prosecutor, I started my career 25 years ago working for then Vice President, Al Gore on the issue we’re calling global warming, among other issues. And so, everything comes full circle and all the dots somehow get connected with what we’re doing today at Aspiration.

Billy Spute, Director, KBW

Sure. And I think you were involved with the CFPB creation, I believe as well...

Andrei Cherny, Chief Executive Officer and Co-Founder

I don’t know if that makes me popular or unpopular. Don’t start throwing things, but I worked early on with the then law professor Elizabeth Warren on the idea for what eventually became the CFPB.

Billy Spute, Director, KBW

Yes. Well, can’t think of a better background if you’re upending the consumer financial services space to have gone through that whole time period as well. So, I brought it up. And as for the founding and maybe more importantly the mission of Aspiration, others in your space evolved out of banking user experiences outdated, the products don’t work for the customers anymore. At a very high level I see your products as somewhat similar, but the mission is so different, right? You speak more to the core values of the customer. Can you elaborate on that and how it led to the creation of Aspiration?

Andrei Cherny, Chief Executive Officer and Co-Founder

Yes, I think going back to our original thinking about Aspiration now 10 years ago, there was a lot of conversation, as you said, about the role of technology and changing the banking experience and the kinds of products that customers needed. But our belief was, the core was that the central challenge that the financial industry was facing was one of massive distrust. And that was the driver of a lot of these other dynamics that people were seeing when you have 10% of Americans saying they trust their own financial institution—that’s the elephant in the room. And if you’re not solving for that and you’re instead focusing on moving interest rates one basis point or another, or looking at just fees and things like that, you’re missing the central dynamic. And so for us, it was always about thinking about how do we both ensure that we are creating a company where our incentives are aligned with our customer, but also our values are aligned and that there was even then, and we’ve of course just seen it grow since then, an accelerating dynamic where more and more Americans were conscious consumers, people who are thinking about ethics, people thinking about environmental sustainability as they were making daily spending decisions in the grocery store, buying clothes, buying coffee and that they really didn’t have a financial institution built for them. And so for Aspiration, where we really see ourselves as providing sustainability as a service and helping individuals bring sustainable action and businesses to bring sustainable action into what they’re doing on a daily basis and ways that make it easy and ways that automated and yet still make it really powerful, financial services was a clear entry point into being able to power so much of that dynamic.

Billy Spute, Director, KBW

Right, right. Yes. Because – yes, there is lots of things you could have done that speak to that mission and environmental change, right? We have electric cars, we have lots of green energy, but financial services is everybody’s day to day life that’s something that you can do to intertwine to everything that they’re doing.

Andrei Cherny, Chief Executive Officer and Co-Founder

Yes, right. It’s, as people say, follow the money, and of course the largest financial institutions are financing more oil and gas exploration pipelines and drilling every day than ExxonMobil will in a year. And financial service, of course, is the operating system of so much of what people are doing on a daily basis. And so being able to build those products and services into people’s daily lives, using financial services, and then being able to take those sustainability tools and bring them to the businesses that are tackling that challenge was a clear way to be able to start building a way of having sustainability as the product. As you say, more and more businesses have sustainability as a by-product of what they do: electric vehicles, clean energy, plant-based foods. For Aspiration, sustainability is the product, and that is what we’re bringing to our customers, be they individuals or businesses.

Billy Spute, Director, KBW

And most of all would you say, the other theme we hear with some of the other neobanks as simplicity, right? It was previously a very bundled branch based in the banking world. And what they’ve created is obviously, especially with the invention of the iPhone, but a very simple user experience, simple products, you do that on the core value side as well, right? Because this is – these are people that they want to make a change whether they’re driving electric cars or eating plant-based foods. They want to but maybe they say, I don’t know how to make more of a change, right? I don’t want to write a big check. I don’t have hours and hours to go and try to change the world, but this is something that you’re teaching them they can do in their everyday life with their spending or just as easy as moving their bank account.

Andrei Cherny, Chief Executive Officer and Co-Founder

Well, I think, that’s right. And it goes even beyond teaching them, it’s empowering them. It’s empowering that, as opposed to when I was working for Al Gore in the 1990s, today most people want to do something about climate change. And yet they don’t really have easy actionable ways to make a difference. Yes, you can go put solar panels on your roof or go buy an electric vehicle, but those are big one-time expensive purchases. And on the other end of the spectrum, there are the micro-actions that are great. It’s great to use a paper straw or recycle your aluminum can, but they’re not going to move the needle. And what Aspiration is able to do is to create these products and services and experience that do make that easy, that do automate it. And yet still really allow people to have a meaningful impact.

You use our Aspiration zero credit card, and it’s not only the only financial product, but really one of the only products period anywhere in the world that will offset your entire carbon footprint as the average American, just by using it once a day. And so, that piece of plastic (be it virtual or physical) that people are carrying around with them—actually our Aspiration Zero card is not plastic, it’s made out of corn--but is a product that people are using every day. And so it becomes a way to integrate sustainable action into what people are doing. And most people who are our customers, while they care about these things, they’re not going to go to a website to go plant trees or so on, but they’ll sign up for something like our planter change program that allows customers to plant a tree with every purchase made by rounding up to the nearest dollar.

Aspiration customers funded the planting of 50 million trees last year, that is looking out the window here. More trees than there are in Central Park being planted every three hours. And so that is massive scale, unlike that of maybe any other private company in the world, and one where we’re taking people who want to do the right thing, who want to take action, but we’re able to weave it into the fabric of their daily lives.

Billy Spute, Director, KBW

Right, right. And this is – they’re doing so with change that would otherwise be rattling around in their pocket or maybe airline miles that they would have been building, if they’re likely – more likely using a credit card, they can just simply pivot that to something that means a lot to them.

Andrei Cherny, Chief Executive Officer and Co-Founder

Yes, exactly.

Billy Spute, Director, KBW

So tell everybody a little bit about your customer base, you’re up to 7 million members...

Andrei Cherny, Chief Executive Officer and Co-Founder

Yes, 7 million members...

Billy Spute, Director, KBW

Yes, 7 million members, last one I saw 600,000 funded accounts. I want to understand the, I want everyone to understand the difference between those two, because I would see them as a leading indicator. We talk about capturing mind share a lot, maybe they’re not diving in head first into all the different financial products, but the fact that they merely have an interest and they’re downloading the app, they’re working with you. How do you sort of think about those two groups?

Andrei Cherny, Chief Executive Officer and Co-Founder

Yes. I think the 600,000 number is a little bit behind where we are, but we’ll be releasing more numbers as we go forward. And that 7 million numbers is one that is we were at – much less than half or less than half of that this time last year. So we’ve seen phenomenal growth. And what we see is a multi-product experience. So, yes, we’ll have funded accounts for our Spend and Save account, but then we have Aspiration Zero credit card customers and we have our investment products. And then we have those customers who are using our sustainability tools, separating apart from some of those financial products. So a whole variety of different use cases that we can bring to engage customers into what is now really the largest community of conscious consumers anywhere in the country. And so whether they’re using our Aspiration Spend and Save account, or our credit card, or our investment products, or our sustainability products, we’re able to engage in a conversation with them around sustainability and how they can build that into their lives as people who are making spending decisions, as people who are saving, people who are investing on a daily basis.

Billy Spute, Director, KBW

Yes. And I got to ask about the TAM. I mean, we hear similar stories across folks that are doing things similar to what you’re doing, but I see interesting things when you start to bring the core values aspect into it. How do you think about what the market is out there for you and how well you’re capturing it?

Andrei Cherny, Chief Executive Officer and Co-Founder

Look, we see an enormous market out there. What we’re doing in some ways is similar, but the product is very different and it’s a different product experience and a different set of services that we bring to our customers. And so, when you look at the market overall and there is third-party research that has been released over the past year that confirms what we’ve seen internally, which is that there is about a third of Americans who are financial optimizers, be they maybe somewhat wealthier people who are looking to maximize their interest rate, or those who are underbanked who are looking to get their paycheck two days early, and so on. And so, that’s a very crowded market for that third of consumers.

There is another 25% to a third of the market that is conscious consumers, where Aspiration is really unique in terms of being able to bring sustainability focused financial products. And so very large TAM, very much one where Aspiration is in a dominant position and a growing sector where we’re seeing, as the climate crisis continues to gain in salient and as generational change is coming to play, that people in their twenties and thirties are much more geared towards what we’re offering than people who may be a little bit older. That’s just going to continue to play out. And so, this is very much a mass market opportunity, one where we’ve been a pioneering force in creating this category.

Billy Spute, Director, KBW

Yes. Yes, I think of it as two growing markets, you’ve already got those that are capturing digital and going digital and you’re set up well for that. You’ve also got those that are going ESG, and that’s a growing market as well. So you’re able to kind of capitalize on both of those.

Andrei Cherny, Chief Executive Officer and Co-Founder

No, we’re really at the intersection of the power of fintech and this secular trend around sustainability. And bringing those two together into this category, that’s really going to be growing. We’ve already seen enormous growth, but it’s going to be continuing to grow around sustainable consumer financial products across the board.

Billy Spute, Director, KBW

Yes. And how do you track those over time because that’s – I think it’s a big piece of what investors are looking at as you – we see the market share, excuse me, the mind share gains, but once they get in, is it core customer one that’s continuing to pay a subscription fee? Is it one that’s now leveling up into multiple products? How do you think about that? What do you guys want to see as you go forward from that cohort?

Andrei Cherny, Chief Executive Officer and Co-Founder

Well, we’ve been seeing growing revenue per account along with growing our number of customer. And that’s as we’ve been bringing more and more products and services to our customers. There is still a lot more to come there. We see over 60% of our customers signing up for at least one other revenue generating product or service in the first year, we see 95% or so retention in your one of customers and higher than that as you go forward. So these are people who are really coming to Aspiration wanting to do more and more with us.

As I said, we launched our Aspiration Zero card last year. As you go forward, there’s going to be all kinds of opportunities that we have that will continue to bring them green, sustainability focused financial products (whether it’s in mortgage or insurance or other lending), as well as sustainability tools and products, where people will be coming and already are coming to Aspiration for that.

So that group of members that are coming to associate themselves with Aspiration are ones that are looking to integrate sustainable action into all these different aspects of their lives and Aspiration is really unique in being able to power that.

Billy Spute, Director, KBW

Sure. Yeah. And I – we’ve been talking mostly about the consumer side, but the part I probably want to spend the most time on is the corporate side or you have a better name for it, corporate sustainability services or enterprise program.

Andrei Cherny, Chief Executive Officer and Co-Founder

Yeah.

Billy Spute, Director, KBW

This was virtually non-existent in 2020. Now it makes up 60% of your revenue. Where did that come from after years of focusing on just the consumer only? What is it – what are you doing for these corporates? Talk about that sort of end of the business.

Andrei Cherny, Chief Executive Officer and Co-Founder

Yeah. Look – I look at it a little bit maybe similar to Amazon in terms of, we’re a consumer financial company in the same way they’re an online book seller. That’s where we started and we’ve been able to grow our aperture since then building sustainability products and then taking those sustainability products and bringing them to enterprises, to companies the same way that Amazon did with something like AWS. Where they able to create something internally and then able to bring that to businesses as well.

And that’s what we did as we built these sustainability products and services around carbon footprinting, around automated carbon offsetting, around experiences built around sustainability for consumers, where we’re able to bring to a whole wide variety of different use cases and offering that integrates technology around carbon footprinting, that integrates Aspiration’s own proprietary and very large set of high quality carbon credits that we’re creating, and integrates the Aspiration brand.

We’re really in this very much zero to one moment where businesses are no longer taking steps around sustainability just because of top down pressure from investors or because of the social conscience of their Board or CEO, but because they’re seeing bottom up pressure, they’re seeing their consumers, their employees have expectations around sustainability. We have about 20% of the Fortune 500 that have made net zero commitments. I think if we come back here next year, two years from now, three years from now you’re going to see almost all of the Fortune 500 companies and Russell 5000 companies and many others taking those kinds of steps because we’re in this gigantic shift towards sustainability.

And Aspiration is able to power that for these companies that are looking to not just put out a press release around sustainability, not just put out an annual sustainability report, but really build that experience and build their business around that shift. It’s this zero to one moment, kind of like early days of the internet where you saw dotcoms that were seen as separate apart from the real economy and then eventually was just three, four, five-year period where every company decided we need a website, we need to bring our business online.

And that same dynamic is playing out around sustainability. And for those businesses, Aspiration is pretty unique and being able to offer a one stop shop set of technology and products and solutions that will get them to a place where they can make a climate positive commitment or a net zero commitment. And that’s just growing as more and more companies and businesses and enterprises are waking up to this demand.

Billy Spute, Director, KBW

And can you walk through specifically what that means, I totally understand lots of businesses coming to you. Hey, how can we help? We love the mission. We like what you guys are doing. Then what? I mean, what are you helping analyze their carbon footprint? You have products to help offset it, the tree planting operation, you mentioned credits, the credit – I’d love for you to go back over those, I’m not entirely sure what those are. But just what specifically you’re able to do to allow them to achieve what they want?

Andrei Cherny, Chief Executive Officer and Co-Founder

So multiple revenue streams for what we call Aspiration sustainable impact services. Part of that will be around our technology. Part of that will be around powering their use of the Aspiration brand and technology. And in their own customer experience, but a major part of it is around being able to provide these carbon offsets and credits. And this is a fast growing sector of what is both a sustainability instrument as well as a financial instrument, which is the voluntary carbon market where you’ve seen enormous investment of companies, and trying to be able to bring certified third-party carbon credits as a big part of how they get to their own net zero commitments.

They want to both reduce their carbon footprint, but then also be able to offset that portion which they can’t completely reduce because nobody’s going to get to zero impact on their own or without something like that. And these third-party certified carbon credits that are being powered by reforestation or soil programs or ocean programs or even technology around carbon recapture, are ones where there’s been enormous appreciation in prices over the past couple of years. It’s basically doubled in prices just over the past year. And the studies that are out there predict a 10 to 15-fold increase over the balance of this decade. Aspiration is putting in place programs around the world globally, primarily focused around the creation of nature based offsets and credits that we can then bring to companies that are looking to bring those credits into their own portfolio. And they’re coming to us. Yes, because they want to use our technology. Yes, because they want to align themselves with the Aspiration brand. But also because of that very large inventory of carbon credits, we’re able to help them lock in prices today where they know that if they wait until next year, the year after or so on, they’re going to be paying a lot more in a very scarce environment for those credits.

Billy Spute, Director, KBW

Well, and it’s – you’re clearly capturing market share. I’m going to use probably outdated numbers again. But I think in your deck, you mentioned a pipeline of close to 300 (at least in the discussions) phase 50 in the advanced stage. I imagine that’s only grown what sales force are you doing this with, are they coming to you? How are you marketing on the corporate side?

Andrei Cherny, Chief Executive Officer and Co-Founder

I’d say for the most part companies have been coming to us. We’re seeing, again, more and more companies seemingly on a daily basis, waking up to this demand for doing something on this front. And yeah, there’s some companies that are going to have their own internal sustainability team and sustainability officers then. And we work with many of those companies and many others who are starting to think about how do we do this and looking for that one stop shop solution, which Aspiration again pretty uniquely can provide them. And so we have a great team internally that works with companies. And what we’ve really been able to create is this flywheel, the companies that are coming to us are ones that yes they want our technology, yes they want access to be able to lock in these carbon credit prices, yes they want to use all these different pieces of what Aspiration has to offer, but they really want to be able to align themselves with that brand that has 7 million members and growing fast. And as they do so, they also then turn around and are telling that Aspiration brand story. So I’ll give you one example that maybe brings some of this to life, which is our partnership with Los Angeles Clippers. They’re building their new stadium, their dome that they’re building in Los Angeles, which is, in partnership with Aspiration, going to be the first climate positive sports arena in the world. And so they’re paying Aspiration for the carbon credits and other services that we’re providing and products we’re providing, but they’re also building an experience into the experience of coming to a game and at the into a dome where people walking in will be able to see, through Aspiration, their own personal planet protection contribution that they’re making as a fan coming to that game, how they’re offsetting their own carbon footprint of the travel to that game and how collectively everybody who’s come to that game together is going to be making a positive climate impact. And so it’s not enough for a partner like them to just want to offset their carbon footprint. They want to build that experience. And so they’re coming with that Aspiration brand, but then they’re telling the world around Aspiration as well. And so it really does create this flywheel effect.

Billy Spute, Director, KBW

And I have to think it’s the – it’s no different for any other corporate because their employees are seeing what they’re doing. They’re getting entrenched and what you guys have to offer or vice-versa.

Andrei Cherny, Chief Executive Officer and Co-Founder

Yeah.

Billy Spute, Director, KBW

They’re bringing it to the – to from the business perspective.

Andrei Cherny, Chief Executive Officer and Co-Founder

Yeah.

Billy Spute, Director, KBW

How do you balance those two? Because again it’s newer, but it’s clearly driving a lot. They’re two pretty different businesses. I mean, if you look at the revenue per account, which I know is obviously going to be skewed for a corporate, but it’s similarly high margins. I mean, how do you think about as you look out three to five years, how we’re going to focus on one versus the other that you do not even.

Andrei Cherny, Chief Executive Officer and Co-Founder

I don’t really look at it as one versus the other. It really is a pretty holistic offering. The same kinds of tools and technology and products and services that we’re bringing to our customers are very similar to what we’re bringing to companies and other part and other enterprises we’re partnering with. And so, it’s not one pulling against the other. It’s really again taking what Aspiration is building in terms of sustainability of service and different use cases for a individual than maybe a company, but very much those same kinds of products.

Billy Spute, Director, KBW

Okay. And maybe thinking back to the consumer for just a minute, in terms of the marketing channels that you’re using, what are they? What seems to be working better than others? I mean, I think I’ve seen billboards and certainly the digital ads and everything, and now you’re going to be on the Clippers film, but I mean what do you – I’d like to think word of mouth is something hopefully that’s evolving over that you can look at and say, this is where we really need to be from a marketing expense perspective. And also the – see that you’re getting your brand out there, what trends are you seeing in the marketing?

Andrei Cherny, Chief Executive Officer and Co-Founder

Well, I think we’re being carried by this wave where more and more people are concerned about what they can do. They’re looking for solutions in this space. There’s more and more conversation around what they can do individually. There’s more and more people connecting the dots between their financial life and that debit card they’re using or that credit card they’re using and what that means for their concern about sustainability.

And so that powers a lot of what we’re able to do. We see very, very high rates of social media engagement. I’d say what we’ve seen the highest of any financial institution in the country, as people are out there talking about Aspiration, sharing about Aspiration, telling their friends and family and neighbors and roommates and whoever else about Aspiration. And so that powers a lot of what we’re doing.

And the other piece of it is when we are doing maybe more traditional forms of digital advertising or other kinds of ways in which we’re telling that story about Aspiration building that brand, we’re not out there competing with your traditional fintechs or others in the space. To the extent that somebody who’s going to go to one of the neobanks would be seeing at Aspiration ad instead, that’s probably the wrong person for us, right?

We’re really able to hone in on those conscious consumers through how we’re telling that story, through affiliates and partners that are unique to Aspiration, everybody from the legal conservation voters to yoga platforms, and sustainable living platforms, and people who are buying certain brands of clothing. Those are the people that we’re really speaking to who see Aspiration in that ilk as opposed to looking at us as another online financial company, right?

Billy Spute, Director, KBW

And I think between the flywheel that you mentioned before, and migrating towards the brand awareness and getting cheaper methods of marketing and customer acquisition out there is really what investors want to see out of folks in this space, because there’s a lot of marketing dollars being spent.

I guess, in terms of your financial picture from looking at your numbers kind of going over the last eight months or so, when you did the SPAC deal, you were projecting, I think $150 million for this year, by the third quarter near four months later you had brought that down by about $25 million, you ended up the year even less than that about $30 million favorable to EBITDA.

Andrei Cherny, Chief Executive Officer and Co-Founder

It was a marketing spend.

Billy Spute, Director, KBW

Right. Exactly. That’s what I was hoping the answer is. And it seems like a proof point that, this is working and quite frankly can pull profitability forward if you’re able to continue those trends in 2022.

Andrei Cherny, Chief Executive Officer and Co-Founder

Yeah. We’ve seen very, very strong growth of the business and end of the year at about $150 million revenue run rate and projections for this year being ones, as you said, where we’re not only looking to meet or beat the projections that we’ve put out there, but do so much more cost efficiently, because of this dynamic where we’re seeing around our customers, around the profitability of those customers, around the enterprise side of what we’re doing and that flywheel coming into effect.

So, for us, when we’re investing in marketing, we see that as an investment and we look at it from this point of view of return on investment capital. And because of that multi-product experience, because of the long duration of these customer relationships, we’re able to take that kind of view about how we can create the economic outcomes around revenue and growth profit as efficiently as possible.

Billy Spute, Director, KBW

And on the, as you think about your product roadmap, you mentioned a few insurance mortgage, other things that some might think of. I mean, how do you, can you handicap those at all? Is there data that you’re seeing within your core customer base that says, this is what they need next? How do you guys like analyze that and think about it?

Andrei Cherny, Chief Executive Officer and Co-Founder

Look, what we see from our customers is they’re hungry to integrate sustainability into all the aspects of their lives. And that means, there’s a lot of different opportunities for us to continue to bring them elements of how they can do so. And so when we see again, 60%plus of customers signing up for at least one other product that first year, it means that the more of these really great, unique, special sustainability focused products we can bring to our customers, the more they’re going to be wanting to do with Aspiration. And so we look at it from a product prioritization standpoint around how we can really create what we think of as a 3D relationship: deep, durable, and differentiated.

We want that multi-product experience, we want that very long lasting experience, and we want to be able to do things that are special. Again, if it’s something that people can get with Aspiration and get somewhere else at the same time, that doesn’t need the test for us. We really want to create that really bespoke set of products that speak to this community, be they financial products, be they more sustainability, directly sustainability focused products all of which, for our customers, they look at as part of that same cloth.

Billy Spute, Director, KBW

And so you don’t necessarily use one bank partner. You have for issuing the card products, but when it comes to sort of the deposit side you use a collection of banks for more of a cash management aspect. Can you talk a little bit about that kind of really interesting how you selected those? They’re names that we don’t see a lot when we think about fintechs that are working with banks and whatnot? How do you go through?

Andrei Cherny, Chief Executive Officer and Co-Founder

We in 2018 became, I think, the first such fintech in the U.S. to create our own independent structure, not tied to a bank partner. As many in this room know, most of the fintechs or neobanks that are out there are oftentimes product and marketing layers on top of a third party bank, where it’s that third party bank that actually holds the account. And that means they hold the legal and regulatory rights to account. And that means they really hold the economics around the account.

And so, we create our own independent structure around a cash management account structure and license working with FINRA and a brokerage, broker dealer license that we were able to put together there. In a structure where the person who was signing up and transferring their money to an Aspiration Spend & Save account is directly signing up for Aspiration. Their account is with Aspiration.

We work with partners like Coastal Community Bank and others who are critical parts of our infrastructure, but the account is directly with Aspiration. Then we sweep those deposits, as you said, to a network of community banks around the country that we’ve certified as being fossil fuel free and so on in their own practices, as they’re making their own lending decisions.

Those community banks around the country both pay us for those deposits, but also pass back the FDIC insurance on those deposits to our customers. And so from that standpoint of being able to create something that, while a cash management account looks and feels exactly like a checking or savings account, but it means that we’re able to provide that to our customers directly as Aspiration being their partner and it means that we have not been going down the road of getting a bank charter and license. That’s not the business that we’re in. We have many fintech aspects of what we’re doing, but not in a business of balancing assets and liabilities, and really much more of a technology and sustainability platform than maybe a traditional financial institution.

Billy Spute, Director, KBW

Well, more importantly, living up to the mission, right? You’re telling them to move their deposits from their bank that, because they’re supporting fossil fuels and other negative industries you’re going to need to park them in ones that aren’t.

Andrei Cherny, Chief Executive Officer and Co-Founder

That’s right.

Billy Spute, Director, KBW

What other – this might be a better question for the last two days, we’ve had a – we had a large bank of attendance at the previous days panels, getting immersed in some of the trends in fintech with some of the smaller private companies especially—what opportunities, what other opportunities are there to, are there for those banks to potentially be your partners aside from holding the deposits? I mean, I assume you can treat them like any other corporate clients with your ESG initiatives.

Andrei Cherny, Chief Executive Officer and Co-Founder

Absolutely. We’re working with and talking to a lot of different financial institutions, yes, around holding our deposits and other ways in which we can power their own customer interactions. But what they’re doing for their own lending practices and how they’re able to help those that they’re working with become net zero and add that to their own toolkit helping them internally as they’re trying to create their own brand. Banks, of course, are seeing the same kind of consumer pressures and employee pressures that any other business is seeing as well.

And they’re looking to be able to get on the forefront of this move around ESG, around sustainability, both because what they’re seeing bottom up as well as what we of course know is coming from government and otherwise. And so, many many banks are trying to get ahead of that and be able to build that. And again, as we would be for the LA Clippers or any of the other partners that we have, great partners for a bank looking to do that as well.

Billy Spute, Director, KBW

Yeah. Great. And I wanted to touch on, we have a few minutes left, but you’ve done a bunch of partnerships in the last few months that are really exciting. I mean, I think we touched on this back, we touched on the Clippers, the acquisition, the Carbon Insights. I meant to bring that back up when we were talking about, I guess, the corporate side of things, but talk about that and what that’s been able to bring into the fold for you.

Andrei Cherny, Chief Executive Officer and Co-Founder

Yeah. Look, I think it comes back to Aspiration’s ability to really provide this one stop shop set of services. And the acquisition of Carbon Insights and other types of moves like that that we’re working on, really helps us consolidate that leadership. While, I’d say, we are – we really are the category, when it comes to consumer financial products.

On the enterprise side, there’s a lot of different players doing bits and pieces of what a company needs from technology around carbon footprinting to the carbon exchanges, to assessments and satellite photography, and whatever else you might imagine. But Aspiration really because of our footprint, because of our size, because of our scale and because of our ability to integrate them under the Aspiration brand, is able to work with a lot of different companies. And we’re going to continue to be looking for ways to do strategic M&A to be able to deploy our own balance sheet as an Arsenal to build what we believe is going to be the definitional brand, when it comes to sustainable impact. And so as we’re looking at entering the public markets as the first ESG focused financial institution in the public markets, as the first sustainability as a service company in the public markets, we have this enormous opportunity in this gigantic shift that we as a civilization are making towards sustainability to be at the forefront of that powering that, but also taking advantage of that opportunity to build what we think is a once in a lifetime opportunity to create something that is both going to be creating lasting economic value, as well as positive social sustainable impact.

Billy Spute, Director, KBW

It makes sense. It seems seem like a really great fit. Last question, I guess, or kind of two part questions really, really high level, but maybe something to sort of end on, what’s the biggest risk to the business? What keeps you up at night as a founder and somebody that believes very strongly in your mission? I guess that is part one. And then two, what’s a prediction or something that you see maybe three years, five years down the road that you’re charging towards or banking on, but – you think is going to be different, that’s going to meaningful for Aspiration?

Andrei Cherny, Chief Executive Officer and Co-Founder

Yeah. I think both of those really come back to what I was just saying a moment ago around this enormous shift towards sustainability. What keeps me up at night as a founder, is the same thing that keeps me up as night as an individual and as a parent that has somebody who cares about our world is – are we at Aspiration moving at the speed and scale necessary to have both the level of impact that we can have and need to have?

And commensurately building the business with that kind of opportunity in mind, the shift that we’re seeing in society and the way that businesses operate and the way each of us as individuals operate and how we think about how we spend our money as consumers, how we spend our time as employees, is something we really have, again, never seen before in human history play out at this kind of speed and scale, right?

Coming back here three, four, five years from now of, as I said before, we’re really in this zero to one moment. And the scale of the changes that are going to be happening as businesses confront this need for addressing sustainability, as new businesses and new opportunities come up, given this moment of transformation is something that no matter what we’re thinking about is we’re underplaying that scope of that, whatever TAM we put on that, I’ll bet that number is going to be too small.

And so, for Aspiration we are in this place where we have been creating this category where we have been leading on this, and we have an opportunity to build a business, but again, even more importantly, to be able to build a business that addresses the climate crisis in a really big way and where we’re creating something where the impact we have in the economic value we’re creating are inextricably linked. And so really for me, it’s all about how do we continue to power that in a bigger way, in a faster way than we ever have before, because we need to.

Billy Spute, Director, KBW

It really speaks to a prediction you actually made three or five years ago, I guess, now that I think that it’s playing out pretty well for you. So congratulations.

Andrei Cherny, Chief Executive Officer and Co-Founder

Thank you.

Billy Spute, Director, KBW

Well, thanks so much for joining me. It’s been great chatting with you up here today and thanks for coming.

Andrei Cherny, Chief Executive Officer and Co-Founder

Thanks for having us. Appreciate it.

Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”) involving InterPrivate III Financial Partners Inc. (“InterPrivate III”) and Aspiration Partners, Inc. (“Aspiration”), InterPrivate III filed a registration statement, on February 14, 2022 which included a preliminary proxy statement/prospectus, with the United States Securities and Exchange Commission (“SEC”). The proxy statement/prospectus will be sent to stockholders of InterPrivate III. This press release is not a substitute for the proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ASPIRATION, INTERPRIVATE III, THE PROPOSED TRANSACTION AND RELATED MATTERS. The documents filed or that will be filed with the SEC relating to the Proposed Transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from InterPrivate III upon written request at InterPrivate III Financial Partners Inc., 1350 Avenue of the Americas, 2nd Floor, New York, NY 10019.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the Proposed Transaction and shall not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, InterPrivate III, Aspiration, and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the Proposed Transaction under the rules of the SEC. Information about InterPrivate III’s directors and executive officers and their ownership of InterPrivate III’s securities is set forth in the registration statement described above. Additional information regarding the participants will also be included in the definitive proxy statement/prospectus, when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Aspiration’s industry and market sizes, future opportunities for InterPrivate III, Aspiration and the combined company, InterPrivate III’s and Aspiration’s estimated future results and the Proposed Transaction, including the implied equity value, the expected transaction and ownership structure and the likelihood and ability of the parties to successfully consummate the Proposed Transaction. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed or that will be disclosed in InterPrivate III’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) inability to complete the Proposed Transaction or, if InterPrivate III does not complete the Proposed Transaction, any other business combination; (2) the inability to complete the Proposed Transaction due to the failure to meet the closing conditions to the Proposed Transaction, including the inability to obtain approval of InterPrivate III’s stockholders, the inability to consummate the contemplated PIPE financing, the failure to achieve the minimum amount of cash available following any redemptions by InterPrivate III stockholders, the failure to meet the NYSE listing standards in connection with the consummation of the Proposed Transaction, or the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; (3) costs related to the Proposed Transaction;(4) a delay or failure to realize the expected benefits from the Proposed Transaction; (5) risks related to disruption of management time from ongoing business operations due to the Proposed Transaction; (6) the impact of the ongoing COVID-19 pandemic; (7) the risk that Aspiration may not be able to execute its growth strategies or achieve and maintain profitability; (8) the uncertainty of Aspiration’s projected financial information; (9) changes regarding the development of the sustainability industry, the markets that Aspiration targets, customer demand and the ability of Aspiration to maintain and enhance its brand; (10) changes in the highly competitive market in which Aspiration competes, including with respect to its competitive landscape, rapid technological change or regulatory changes; (11) uncertainties surrounding Aspiration’s expansion of products and service offerings; (12) the ability of Aspiration to maintain strategic relationships and execute on strategic transactions; (13) extensive governmental regulation and scrutiny applicable to Aspiration and its subsidiaries, including as a result of certain of its subsidiaries being subject to SEC and FINRA rules and net capital requirements; (14) the ability of Aspiration to adhere to legal requirements with respect to the protection of personal data and privacy laws; (15) cybersecurity risks, data loss and other breaches of Aspiration’s network security and the disclosure of personal information; (16) the risk of regulatory lawsuits or proceedings relating to Aspiration’s products or services; (17) the risk that Aspiration is unable to secure or protect its intellectual property; (18) the limited experience of Aspiration’s management in operating a public company; (19) underlying assumptions and data with respect to Aspiration’s key performance indicators and other business metrics that may be (or may be perceived to be) inaccurate; (20) the risk that Aspiration may not be able to develop and maintain effective internal controls; (21) the outcome of any legal proceedings that may be instituted against InterPrivate III, Aspiration or any of their respective directors or officers following the announcement of the Proposed Transaction; and (22) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about InterPrivate III and Aspiration or the date of such information in the case of information from persons other than InterPrivate III or Aspiration, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Aspiration’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.